                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934


                           CPI Aerostructures, Inc.
- -------------------------------------------------------------------------------
                               (Name of Issuer)


                    Common Stock, $.001 par value per share
- -------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    125919
                    --------------------------------------
                                 (CUSIP Number)

                               Steven N. Bronson
                      Private Opportunity Partners, Ltd.
                  2101 West Commercial Boulevard, Suite 1500
                        Ft. Lauderdale, Florida  33309
                                (954) 730-7770
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                 June 19, 1996
                    ---------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [_]


Check the following box if a fee is being paid with this statement. [_] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

/*/The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

- ---------------------                                 --------------------------
CUSIP No. 125919                                      Page 2 of 8 Page
- ---------------------                                 --------------------------

- ---------------------------------------------------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

       Steven N. Bronson
- ---------------------------------------------------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                 (a)[ ]
                                                                                                                 (b)[ ]
- ---------------------------------------------------------------------------------------------------------------------------
  3    SEC USE ONLY

- ---------------------------------------------------------------------------------------------------------------------------
  4    SOURCE OF FUNDS/*/

       PF
- ---------------------------------------------------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                      [ ]
- ---------------------------------------------------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       USA
- ---------------------------------------------------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

     NUMBER OF          25,000
      SHARES     ----------------------------------------------------------------------------------------------------------
   BENEFICIALLY    8    SHARED VOTING POWER
     OWNED BY
       EACH             -0-
     REPORTING   ----------------------------------------------------------------------------------------------------------
      PERSON       9    SOLE DISPOSITIVE POWER
       WITH
                        311,140
                 ----------------------------------------------------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                        -0-
- ---------------------------------------------------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       311,140
- ---------------------------------------------------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                       [X]
- ---------------------------------------------------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       5.1%
- ---------------------------------------------------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN
- --------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

- ---------------------                                 --------------------------
CUSIP No. 125919                                      Page 3 of 8 Pages
- ---------------------                                 --------------------------

- -----------------------------------------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

       Private Opportunity Partners, Ltd.
- -----------------------------------------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                        (a)[_]
                                                                                                        (b)[_]
- -----------------------------------------------------------------------------------------------------------------
  3    SEC USE ONLY

- -----------------------------------------------------------------------------------------------------------------
  4    SOURCE OF FUNDS/*/

       WC
- ------------------------------------------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)             [_]
- ------------------------------------------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Florida
- ------------------------------------------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

     NUMBER OF          250,000
      SHARES     -------------------------------------------------------------------------------------------------
   BENEFICIALLY    8    SHARED VOTING POWER
     OWNED BY
       EACH             -0-
     REPORTING   -------------------------------------------------------------------------------------------------
      PERSON       9    SOLE DISPOSITIVE POWER
       WITH
                        375,000
                 --------------------------------------------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                        -0-
- -------------------------------------------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       375,000
- -------------------------------------------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                              [X]
- -------------------------------------------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       6.2%
- -------------------------------------------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       PN
- -------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer

         This Statement on Schedule 13D relates to the common shares, $.001 par value per share (the "Common Shares"), of CPI Aerostructures, Inc., a New York corporation (the "Issuer"). The Issuer's principal executive office is located at 200A Executive Drive, Edgewood, New York 11717.


Item 2.  Identity and Background

         (a) This Statement on Schedule 13D is being filed jointly on behalf of Steven N. Bronson and Private Opportunity Partners, Ltd., a Florida limited partnership (the "Partnership").

         (b) Mr. Bronson's business address is 2101 West Commercial Boulevard, Suite 1500, Fort Lauderdale, Florida 33309. The business address of the Partnership is 2101 West Commercial Boulevard, Suite 1500, Fort Lauderdale, Florida 33309.

         (c) Mr. Bronson is President of Barber & Bronson Incorporated ("B&B"), a broker-dealer registered under the Securities Exchange Act of 1934 (the "Exchange Act"). Other officers and directors of B&B include Bruce C. Barber, James S. Cassel, Eric R. Elliott and Barry J. Booth. Mr. Bronson is also President of the corporate general partner of the Partnership. The Partnership is an investment fund.

         (d) Neither Mr. Bronson nor the Partnership was, during the last five, years convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Neither Mr. Bronson nor the Partnership was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Bronson is a citizen of the United States of America. The Partnership is a Florida limited partnership.


Item 3.  Source and Amount of Funds or Other Consideration

         Mr. Bronson acquired shares of the Issuer's Common Shares and warrants to purchase Common Shares, utilizing his personal funds. The Partnership acquired Common Shares and warrants to purchase Common Shares utilizing its working capital.

Item 4.  Purpose of Transaction

         Mr. Bronson and the Partnership acquired securities of the Issuer for investment purposes and each may, independently, depending upon then current events, including without limitation, then current market conditions, the Issuer's results of operations, and the then current general business climate, decide to increase or decrease their respective positions in the Issuer.

         As of the date of the event which required filing of this Statement on
Schedule 13D, neither Mr. Bronson nor the Partnership had any plans or proposals which may relate or would result in:

         (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors of the Issuer;

         (e) any material change in the present capitalization or dividend policy of the Issuer;

         (f) any other material change in the Issuer's business or corporate structure;

         (g) changes in the Issuer's charter, by-laws, or instruments corresponding thereto or any actions which may impede the acquisition or control of the Issuer by any person;

         (h) causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

         (j) any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer

         (a)(b) Mr. Bronson may be deemed to beneficially own an aggregate of 311,140 Common Shares, representing approximately 5.1% of the total Common Shares deemed outstanding. Such Common Shares include

25,000 Common Shares held of record, 12,500 Common Shares issuable upon exercise of Placement Warrants (as defined below) purchased by Mr. Bronson in the Issuer's Private Placement (as defined below), 119,890 Common Shares issuable upon exercise of Consultant's Warrants (as defined below) issued to Mr. Bronson pursuant to a Financial Consulting Agreement dated April 3, 1996 between the Issuer and B&B (the "Consulting Agreement") and 153,750 Common Shares issuable upon exercise of Placement Agent's Warrants (the "Placement Agent's Warrants") issued to Mr. Bronson pursuant to a Placement Agreement dated as of May 10, 1996 between the Issuer and B&B (the "Placement Agreement").

                  The Partnership may be deemed to beneficially own an aggregate of 375,000 Common Shares, representing approximately 6.2% of the total Common Shares deemed outstanding. Such Common Shares include 250,000 Common Shares held of record and 125,000 Common Shares issuable upon exercise of Placement Warrants purchased by the Partnership in the Issuer's Private Placement described below.

                  Mr. Bronson is the President of the corporate general partner of the Partnership. However, Mr. Bronson disclaims beneficial ownership of the Common Shares beneficially owned by the Partnership. The Partnership disclaims beneficial ownership of the Common Shares beneficially owned by Mr. Bronson.

                  In addition to the foregoing, Mr. Barber beneficially owns 138,426 Common Shares, consisting of 25,000 Common Shares held of record, 12,500 Common Shares issuable upon exercise of Placement Warrants, 49,926 Common Shares issuable upon exercise of Consultant's Warrants and 51,000 Common Shares underlying Placement Agent's Warrants. Mr. Cassel beneficially owns 174,750 Common Shares, consisting of (i) 12,500 Common Shares held of record by and 6,250 Common Shares issuable upon exercise of Placement Warrants held by Mr. Cassel's IRA; (ii) 12,500 Common Shares held of record by and 6,250 Common Shares issuable upon exercise of Placement Warrants held jointly by Mr. Cassel and his spouse; (iii) 52,500 Common Shares issuable upon exercise of Consultant's Warrants; and (iv) 84,750 Common Shares underlying Placement Agent's Warrants. Eric R. Elliott beneficially owns 67,184 Common Shares, consisting of 25,000 Common Shares held of record, 12,500 Common Shares issuable upon exercise of Placement Warrants, 14,684 Common Shares issuable upon exercise of Consultant's Warrants and 15,000 Common Shares underlying Placement Agent's Warrants included therein. Barry J. Booth beneficially owns 6,000 Common Shares, consisting of 3,000 Common Shares issuable upon exercise of Consultant's Warrants and 3,000 Common Shares underlying Placement Agent's Warrants.

                  Mr. Barber, Mr. Cassel, Mr. Elliott and Mr. Booth disclaim beneficial ownership of the Common Shares owned of record by each other and by Mr. Bronson and the Partnership. Mr. Bronson and the Partnership also disclaim beneficial ownership of the Common Shares beneficially owned by Mr. Barber, Mr. Cassel, Mr. Elliott and Mr. Booth.

                  The foregoing Common Shares do not include any Common Shares held of record in the trading account of B&B, and with respect to which Common Shares each of the foregoing persons disclaim beneficial ownership.

                  (c) On April 3, 1996, the Issuer entered into the Consulting Agreement with B&B pursuant to which B&B, or its assignees, were granted warrants to purchase 300,000 Common Shares at $1.00 per Common Share

(the "Consultant's Warrants"). The Consultant's Warrants were issued to Steven
N. Bronson, Bruce C. Barber, James S. Cassel, Eric R. Elliott and Barry J. Booth, among others.

                  On June 18, 1996, the Issuer completed a private placement (the "Private Placement") under Regulation D promulgated under the Securities Act of 1933, as amended, of 82 Units (the "Units"), each Unit consisting of 25,000 Common Shares and five-year Redeemable Class B Common Share Purchase Warrants to purchase 12,500 Common Shares at $2.00 per Common Share (the "Placement Warrants"). Among others, Steven N. Bronson, Bruce C. Barber, James
S. Cassel and Eric Elliott purchased Units in this offering.

                  B&B acted as placement agent for the Private Placement. Upon consummation of the Private Placement, the Issuer sold to B&B, or its assigns, for nominal consideration, the Placement Agent's Warrants to purchase 8.2 additional Units for a five-year period at a purchase price of $25,000 per Unit (the "Placement Agent's Warrants"). The Placement Agent's Warrants were issued to Mr. Bronson, Mr. Barber, Mr. Cassel and Mr. Elliott, among others.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities of the Issuer.

         (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         None.


Item 7.  Material to be Filed as Exhibits

         Exhibit A - Joint Filing Agreement

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                             PRIVATE OPPORTUNITY PARTNERS, LTD., a Florida limited partnership

                             By:  B&B Management Group, Inc., a Florida
                                  corporation, General Partner

Dated:  July 17, 1996              By:/s/ Steven N. Bronson, President
                                      ------------------------------------------
                                     Steven N. Bronson, President



Dated:  July 17, 1996        /s/ Steven N. Bronson
                             ---------------------------------------------------
                             Steven N. Bronson

                             JOINT FILING AGREEMENT
                          (Pursuant to Rule 13d-1(f))

         The undersigned hereby agree that the statement on Schedule 13D to which this agreement is attached is, and any amendment thereto will be, filed with the U.S. Securities and Exchange Commission on behalf of each of the undersigned. This agreement may be executed in any number of counterparts, each of which shall be deemed an original but all together shall constitute one and the same agreement.


                             PRIVATE OPPORTUNITY PARTNERS, LTD., a Florida limited partnership

                             By:  B&B Management Group, Inc., a Florida
                                  corporation, General Partner

Dated:  July 17, 1996              By:/s/ Steven N. Bronson
                                      ------------------------------------------
                                     Steven N. Bronson, President



Dated:  July 17, 1996        /s/ Steven N. Bronson
                             ---------------------------------------------------
                             Steven N. Bronson